SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 19
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                July 20, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 5 pages

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                      Amendment No. 19 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994, February 23, 1995, March 7, 1995, April 27, 1995, May 4, 1995, May 5, 1995, May 12, 1995, May 17, 1995, May
24, 1995, June 6, 1995, June 13, 1995 and June 15, 1995 (the
"Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 19, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 4 of the Schedule 13D, Purpose of Transaction, is hereby amended by adding the following:

     "On July 5, 1995, the nominees of Dickstein Inc. for election to the Board of Directors of the Company at the Company's 1995 Annual Meeting of Shareholders were certified as the directors of the Company. On July 20, 1995, Dickstein Inc. informed the Company that after a review of the actions of the former Board of Directors in connection with the election of the Dickstein Inc. nominees and the expense to the Company associated with those actions, Dickstein Inc. is not currently pursuing its merger proposal to acquire the Company for $22 per share in cash and $5 per share of debt securities. Dickstein Inc. also informed the Company, however, that depending on the Company's results for the remainder of the year, Dickstein Inc. may in the future submit a similar proposal and that, in any event, Dickstein Inc. remains interested in submitting a proposal to acquire the Company. Notwithstanding the interest of Dickstein Inc. in submitting an acquisition proposal, until such time as such an acquisition proposal is submitted, the directors of the Company affiliated with Dickstein Inc. will continue to work with the other members of the Company's Board of Directors to attempt to develop the best acquisition proposal from third parties. A copy of the Company's press release with respect to this and other matters is attached hereto as Exhibit 22."


II.  Item 7 of the Schedule 13D, Material to be Filed as
     Exhibits, is amended by adding the following Exhibit:

     "Exhibit 22         Press Release of the Company, issued
                         July 20, 1995."



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                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 20, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

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PAGE
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                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein
















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